PRACTUS

July 9, 2018

Mr. Raymond Be
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PFS Funds Trust (the “Trust”) (File Nos. 333-94671 and 811-09781)

Dear Mr. Be:

     On April 25, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 156 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 156 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the Cargile Fund (the “Fund”) as a new portfolio series of the Trust. You recently provided comments to my colleague relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

Prospectus

1. Comment: Explain in plain English what the “proprietary trend analysis model” is.

    Response: The Trust has revised the disclosure as you have requested.

2. Comment: Explain in plain English what a “high conviction” trade is.

    Response: The Trust has revised the disclosure as you have requested.

3. Comment: The Fund’s investment objective is long-term capital appreciation. As part of the Fund’s principal investment strategy discussion it states the Fund may be fully invested in cash or cash equivalents. Explain how the Fund can be fully invested in cash or cash equivalents and be seeking long-term capital appreciation.

    Response: When the Adviser’s proprietary trend analysis identifies the primary stock trend to be declining, the Adviser will re-allocate positions in an attempt to preserve principal until the trend reverses. Cash and cash equivalents include money market funds, certificates of deposit, short-term debt obligations, and repurchase agreements that provide a return on investment while protecting capital in a declining market.

JOHN H. LIVELY I MANAGING PARTNER

11300 Tomahawk Creek Pkwy I Ste. 310 I Leawood, KS 66211 I p: 913.660.0778  I c: 913.523.6112  Practus, LLP  I  John.Lively@Practus.com  I  Practus.com

Mr..Be U.S. Securities and Exchange Commission July 9, 2018

4. Comment: Disclose as part of this correspondence what percentage of the Fund’s assets will be invested in leveraged exchange-traded funds (“ETFs”) and/or inverse ETFs. If the amount invested in these ETFs is 25% or greater the Staff may have additional comments.

    Response: The Fund will not invest in inverse ETFs. The Fund may invest up to 50% of the Fund’s portfolio in leveraged ETFs resulting in a net position of no more than 100% equity. Leverage will only be used with high conviction trades.

5. Comment: If the Fund invests in inverse ETFs, please explain how often the Fund will rebalance its holdings.

    Response: The Adviser has advised us that the Fund will not invest in inverse ETFs, and as such, no revisions to the disclosure have been made.

6. Comment: If the Fund invests in inverse ETFs, please explain the risks of holding an inverse ETF for more than one day.

    Response: The Adviser has advised us that the Fund will not invest in inverse ETFs, and as such, no revisions to the disclosure have been made.

7. Comment: Explain in your correspondence the Fund’s policy as it relates to investments in an industry or group of industries. Confirm that the Fund does not intend to concentrate its investments in a particular industry or group of industries.

    Response: The Adviser has advised us that the Fund will not concentrate its investments in a particular industry or group of industries.

8. Comment: Consider adding risk disclosure as it relates to the following items: trend strategy risk; quantitative strategy risk; and cyber security risk. Clarify whether or not the Fund will invest in options directly. If the Fund intends to invest in options directly add disclosure to address those risks. In addition, consider adding risk disclosure regarding the duplication of fund expenses as it relates to the Fund’s investments in ETFs.

    Response: The Trust has added risk disclosure to address each of the items cited.

9. Comment: Consider revising the discussions in the sections “Risks in General” and “Risks of Equity Securities”. Currently, both sections seem to be very similar.

    Response: The Trust has revised the disclosure to further distinguish between the two cited risk factors.

Statement of Additional Information

10. Comment: Insert the registrant’s name on the cover page of the statement of

Mr..Be U.S. Securities and Exchange Commission July 9, 2018

additional information (“SAI”).

     Response: The Trust has revised the disclosure as you have requested.

11. Comment: The Fund’s discussion of securities lending found on page 6 of the SAI indicates the Fund may receive collateral in the form of “cash, cash equivalents (e.g., U.S. Treasury bills or notes) or other high-grade liquid debt instruments” from the borrower. The SEC’s current guidance on securities lending requires that the collateral received by a fund be in the form of cash, letters of credit issued by a bank, and/or securities issued or guaranteed by the US Government or its agencies. Please modify your disclosure to comply with current guidance.

     Response: The Trust has revised the disclosure as you have requested.

12. Comment: On page 16 of the SAI in the trustee and officer table, please indicate what type of company “Lubrication Specialists, Inc.” is as it relates to the disclosure of Mr. George Cossolias principal occupation.

     Response: The Trust has revised the disclosure as you have requested.

13. Comment: As it relates to the information provided in response to Item 33 of Part C, please add information on where Cargile Investment Management, Inc. maintains its books and records.

      Response: The Trust has revised the disclosure as you have requested.

14. Comment: Please add to the Form N-1A signature page who serves as the principal financial officer, principal executive officer and principal accounting officer of the registrant.

      Response: The Trust will update the titles next to the signors.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively

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